SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 25, 2007

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

Enclosures:

1.               Nokia stock exchange release dated January 25, 2007:
Nokia Board of Directors convenes Annual General Meeting 2007
New stock repurchase plan projected
Nokia Equity Program 2007 in line with previous years’ practice

2.               Nokia stock exchange release dated January 25, 2007: Nokia applies for delisting from the Stockholm Stock Exchange

PRESS RELEASE
January 25, 2007

Nokia applies for delisting from the Stockholm Stock Exchange

Espoo, Finland — Nokia has decided to apply for the delisting of Nokia’s Swedish Depository Receipts (SDRs) from the Stockholm Stock Exchange, due to their decreased trading volumes.

The estimated final day of trading of Nokia SDRs on the Stockholm Stock Exchange is June 1, 2007. The SDRs will also be deregistered from the Swedish central securities depository (VPC), which is estimated to take place by the end of June 2007.

The holders of Nokia SDRs may retain their Nokia ownership by having their SDRs converted to Nokia ordinary shares and transferred to a custody account opened by the holder or to a Finnish book-entry account. The SDR holders will shortly receive written instructions on how the SDRs are converted to ordinary shares. These instructions will also be available at www.nokia.com/investors.

Nokia’s trading volumes on the Stockholm Stock Exchange have decreased significantly over the past few years and currently represent only a small percentage of the total global trading volumes of the Nokia share. In addition, the introduction of the OMX Nordic Exchange’s combined Nordic List has facilitated cross-border trading between Finland and Sweden, and it is therefore no longer efficient to maintain listings in both Helsinki and Stockholm.

In 2003 and 2004 Nokia delisted from the stock exchanges in London and Paris respectively. The delisting from the Stockholm Stock Exchange will further concentrate the trading of Nokia shares in liquid markets in Europe and elsewhere. The company’s shares will continue to be traded within the eurozone on the Helsinki Stock Exchange and the Frankfurt Stock Exchange, and in the United States on the New York Stock Exchange (NYSE).

Media and Investor Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Investor Relations, Europe
Tel. +358 7180 34927

Investor Relations, US
Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE
January 25, 2007

Nokia Board of Directors convenes Annual General Meeting 2007
New stock repurchase plan projected
Nokia Equity Program 2007 in line with previous years’ practice

Espoo, Finland - Nokia announced today that Nokia Board of Directors will submit the below proposals to the Annual General Meeting on May 3, 2007. The Board also projects to continue with stock repurchases, and it has resolved to establish Nokia Equity Program 2007, in line with previous years’ practice.

•       Proposal to pay a dividend of EUR 0.43 per share

•       Projection for a stock repurchase plan for 2007

•       Proposal for a new stock option plan as part of Nokia’s Equity Program 2007

•       Proposal to amend the Articles of Association

•       Proposals to reduce the share issue premium and to record the subscription prices for shares issued based on stock options in the fund for invested non-restricted equity

•       Proposals to authorize the Board for stock repurchases and stock issuances

Proposal to pay a dividend

Nokia’s Board of Directors proposes to the Annual General Meeting on May 3, 2007 that a dividend of EUR 0.43 per share be paid from the fiscal year 2006. The dividend ex-date would be May 4, 2007, the record date May 8, 2007 and the pay date May 24, 2007. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Projection for a stock repurchase plan for 2007

As in 2006, Nokia’s Board of Directors projects to repurchase Nokia shares under a stock repurchase plan for 2007. Therefore, the Board proposes to the Annual General Meeting a renewal of the authorization of the Board to repurchase a maximum of 380 million Nokia shares. The Board plans to repurchase shares with up to EUR 4 billion until March 31, 2008 subject to the authorization, and to commence repurchases based on the new authorization after the Annual General Meeting of May 3, 2007. The Board also intends to cancel majority of the shares held by the Company prior to the Annual General Meeting 2007.

Nokia Equity program 2007 and proposal for a new stock option plan

Nokia Equity Program 2007, following previous years’ practice, has the below structure as approved by the Nokia Board of Directors:

•       Performance shares - offered as the main equity-based incentive;

•       Stock options - to be used at a lesser degree compared to previous years;

•       Restricted shares - only a small number granted to high potential and critical employees.

Nokia Equity Program 2007 will focus on rewarding achievement and retaining critical talent, like Nokia equity programs of previous years. Similarly, it intends to align the potential value received by the participants directly with the performance of the Company, thus aligning the participants’ interests also with the shareholders’ interests.

Performance shares under the Nokia Equity Program 2007 will be settled provided that the Company’s performance reaches the required threshold level measured by two performance criteria: average annual net sales growth during the three-year performance period (2007-2009), and earnings per share (‘EPS’) (basic) at the end of the performance period (2009). The actual threshold levels will be determined and disclosed during the first quarter of 2007. The grant of performance shares in 2007 may result in an aggregate maximum payout of 12 million Nokia shares, should the maximum level for both performance criteria be met. Nokia intends to continue to grant performance shares also in 2008-2010 up to a total payout of 36 million Nokia shares.

Restricted shares under the Nokia Equity Program 2007 will have a three-year restriction period and therefore be settled mainly in 2010. The grant of restricted shares in 2007 may result in a maximum payout of 4 million Nokia shares. Nokia intends to continue to grant restricted shares also in 2008-2010 up to total payout of 12 million Nokia shares.

As part of Nokia Equity Program 2007, the Board proposes to the Annual General Meeting that selected personnel of Nokia Group be granted a maximum of 20 million stock options during a four year period 2007-2010. The average annual grant is planned to be 5 million. The stock options entitle to subscribe for a maximum of 20 million Nokia shares. The subcategories of stock options to be granted under the plan will have a term of approximately 5 years from grant, the last of the subcategories expiring as of December 31, 2015. The exercise prices (i.e. subscription prices) shall be determined on a quarterly basis at grant and be based on the market price of the Nokia share quoted in public trading at the time of the pricing, as determined in the terms and conditions of the stock options. The latest stock option plan was approved by the Annual General Meeting in 2005. Nokia Stock Option Plan 2005 covered a maximum of 25 million stock options to be granted 2005-2006, the average annual grant being maximum 12.5 million.

As of December 31, 2006, the total maximum dilution effect of Nokia’s equity incentives currently outstanding, assuming that the performance shares are settled at maximum, is approximately 3.4%. The potential maximum effect of the Nokia Equity Program 2007 would be approximately another 0.8%.

Proposal to amend the Articles of Association

The Board proposes that the Annual General Meeting resolve to amend the Articles of Association as follows:

•       Remove the provisions on minimum and maximum share capital as well as on the nominal value of a share.

•       Remove the provisions on record date.

•       Amend the maximum number of members of the Board of Directors from ten to twelve.

•       Add a reference that the Board’s Corporate Governance and Nomination Committee shall also make the proposal on the Board remuneration.

•       Amend provisions on the right to represent the Company to correspond to the terminology of the Companies Act effective as from September 1, 2006.

•       Remove provisions on the timing for submitting the annual accounts to the auditors.

•       Amend the latest possible date for the Annual General Meeting to be June 30.

•       Amend the provisions on the notice of a General Meeting to the effect that it must be published no earlier than three months prior to the latest date of registration and also be published on the Company’s website.

•       Remove the provisions that when the Company’s shares are in the book-entry system the provisions of the law regarding participation in the Annual General Meeting shall apply.

•       Amend “the opinion of the chairman” to “the vote of the chairman”.

•       Amend the list of agenda items of the Annual General Meeting to correspond to the Companies Act effective as from September 1, 2006.

Proposals to reduce the share issue premium and to record the subscription prices for shares issued based on stock options to the fund for invested non-restricted equity

The Board of Directors proposes that the Annual General Meeting resolve to reduce the share issue premium of the Company by a minimum of EUR 2 312 146 296.94 by transferring all the funds in the share issue premium on the date of the Annual General Meeting to the fund for invested non-restricted equity. In line therewith, the Board also proposes that the Annual General Meeting resolve that the total amount of the subscription prices paid for new shares issued after the date of the Annual General Meeting based on stock options under the Nokia Stock Option Plans 2001, 2003 and 2005 be recorded in the fund for invested non-restricted equity.

Proposals to authorize the Board for stock repurchases and for stock issuances

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 380 million Nokia shares. The proposed amount of shares corresponds to less than 10 per cent of all shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, which includes carrying out the announced projection for a stock repurchase plan. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the market.

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 800 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that the authorization be used to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or other purposes resolved by the Board. It is proposed that the authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from the shareholders’ pre-emptive rights.

The complete proposals by the Board of Directors to the Annual General Meeting are available on Nokia’s website at www.nokia.com/agm. The proposals will be included in the notice to the Annual General Meeting which will be published later.

Media enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007		Nokia Corporation
	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel